Lori B. Morgan

lmorgan@bassberry.com

(615) 742-6280

March 17, 2016

John Ganley, Esq.

Division of Investment Management, Examiner

United States Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 8626

Washington, D.C. 20549

Re:	Gladstone Capital Corporation – Universal Shelf Registration Statement on Form N-2, File No. 333-208637

Dear John:

On behalf of Gladstone Capital Corporation (the “Company”), and in response to the comments received from the Staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) during phone conversations on January 21, 2016, February 1, 2016, and March 14, 2016 (the “Comments”), we are hereby transmitting for filing pursuant to the Securities Act of 1933 (the “Securities Act”), pre-effective Amendment No. 1 (“Amendment No. 1”) to the Company’s Registration Statement on Form N-2, File No. 333-208637 (the “Registration Statement”).

For convenience of reference, each Staff comment pursuant to the abovementioned correspondence is reprinted below and is followed by the corresponding response of the Company.

We are providing to you a courtesy copy of this letter and two courtesy copies of Amendment No. 1 filed by the Company on the date hereof, one copy of which has been marked to reflect changes made to the initial filing of the Registration Statement filed with the Commission on December 18, 2015 (the “Blackline”). The changes reflected in Amendment No. 1 have been made in response to the Staff’s comments and for the purpose of updating and revising certain information in the Registration Statement, including certain financial information related to the Company’s first quarter ending December 31, 2015. All page references in our responses are to the pages of the Blackline. Capitalized terms used and not otherwise defined in this response letter that are defined in the Registration Statement shall have the meanings set forth in the Registration Statement.

General

1.

Comment: Page 8 – Fees and Expenses – Footnote 4 – Disclosure in this note states that for the quarter ended September 30, 2015, $0.5 million, or 11.0% of total net expenses, of these fees were voluntarily credited against the base management fee.

150 Third Avenue South, Suite 2800

Nashville, TN 37201

March 17, 2016

Please also disclose in this footnote the corresponding dollar amount represented by the 14.03% figure in the Fees and Expenses table to provide investors with a more clear understanding of the dollar amount difference with and without the voluntary credits.

Response: In Amendment No. 1 the Company has revised the Fees and Expenses table, including the notes thereto to reflect annualized percentages calculated based on actual fees and expenses incurred in the quarter ended December 31, 2015 and average net assets for the quarter ended December 31, 2015. In response to the Staff’s comment, the Company has edited Footnote 4 to the Fees and Expenses table as reflected on page 9 of the Blackline to include the corresponding dollar amount of total gross annualized expenses without the voluntary credits of $26.8 million. The Company also edited Footnote 6 to the Fees and Expenses table as reflected on page 9 of the Blackline to include the corresponding dollar amount of total annualized expenses with the voluntary fee credits of $21.2 million. The Company believes this will provide investors with a more clear understanding of the dollar amount difference with and without the voluntary credits.

2.	Comment: Page 9 – Fees and Expenses – Footnote 5 – Disclosure in this note states the total expenses after all voluntary fee waivers would be 6.4% for the quarter ended 9/30/15. The net expense ratio in the 9/30/15 financial highlights on page F-49 is 10.24%, which is significantly higher than 6.4%. Please confirm that 6.4% is accurate and why it is not misleading to disclose this lower amount when the fiscal year end ratio is significantly higher. Please also make clear in the Fees and Expenses table whether quarter or twelve-month figures have been consistently used to calculate the annualized percentages.

Response: In Amendment No. 1 the Company has revised the Fees and Expenses table, including the notes thereto to reflect annualized percentages calculated based on actual fees and expenses incurred in the quarter ended December 31, 2015 and average net assets for the quarter ended December 31, 2015. In response to the Staff’s comment, the 6.4% disclosed in footnote 5 for the quarter ended September 30, 2015 was inadvertently calculated erroneously. The total net expenses after all voluntary fee credits should have been 9.6% for the quarter ended September 30, 2015. The calculation of total expenses after all voluntary fee credits has been corrected in the revised Fees and Expenses table included in Amendment No. 1. In response to the Staff’s comment, the Company has inserted additional disclosure to clarify that all amounts are annualized figures based on actual fees and expenses for the quarter ended December 31, 2015.

3.	Comment: Page 22 – In the discussion regarding the Company’s inability to issue shares of common stock at a price below NAV per common share, please disclose that the Company is seeking stockholder approval to do this at its upcoming annual stockholders meeting. If the Registration Statement is declared effective after such stockholder approval is received, please update this disclosure regarding receipt of such approval.

March 17, 2016

Response: In response to the Staff’s comment, the Company has updated disclosure in Amendment No. 1 as reflected on pages 23, 45, and 55 of the Blackline to reflect receipt of such stockholder approval at its 2016 Annual Meeting of Stockholders.

4.	Comment: Page 39 – Consolidated Selected Financial Data – Distributions Declared and Paid Per Common Share – Certain distributions in the time periods disclosed contained return of capital distributions. These return of capital distributions should be clearly identified in this schedule and in any other disclosure in the document where historic distributions are discussed.

Response: In response to the Staff’s comment, the Company has revised disclosure in Amendment No. 1 as reflected on page 40 of the Blackline to clearly identify any return of capital distributions made in the time periods disclosed.

5.	Comment: Form of Prospectus Supplement for Senior Notes – Please represent in supplemental correspondence that the Company will not issue “senior” notes in an offering unless those notes are actually senior to debt that is outstanding at the time of such issuance.

Response: In response to the Staff’s comment the Company confirms that it will not issue “senior” notes in an offering unless those notes are actually senior to debt that is outstanding at the time of such issuance.

Page F-8 through F-18 – Consolidated Schedule of Investments

6.	Comment: In future filings and in the Registration Statement, please identify each holding that is non-qualifying under Section 55(a) of the 1940 Act and briefly explain the significance of non-qualification. See Instruction 1(b) of Item 8.6 of Form N-2.

Response: In response to the Staff’s comment, the Company notes that it has identified each holding that is non-qualifying under Section 55(a) of the 1940 Act in footnote A to the Schedules of Investments, which is presented on page F-65 of the Blackline. Additionally, the Company has identified each holding that is non-qualifying under Section 55(a) of the 1940 Act on pages 90 and 92 of the blackline. The Company has also explained the significance of non-qualification on page 92 of the blackline as follows: “Under the 1940 Act, we may not acquire any non-qualifying assets unless, at the time such acquisition is made, qualifying assets represent at least 70% of our total assets.” The Company undertakes to consistently identify in future filings each holding that is non-qualifying under Section 55(a) of the 1940 Act and to explain the significance of non-qualification.

7.	Comment: In future filings and in the Registration Statement, disclose the total percentage of non-qualifying assets. If all investments are “qualifying” please disclose this.

March 17, 2016

Response: In response to the Staff’s comment, the Company disclosed the total percentage of non-qualifying assets under the 1940 Act on page 92 of the blackline. The Company undertakes to disclose in future filings the total percentage of non-qualifying assets under the 1940 Act, or to disclose that all investments are “qualifying”, as applicable.

Page F-20 – Notes to Consolidated Financial Statements –

8.	Comment: Note 1 – Consolidation – Disclosure states that the Company is not permitted to consolidate a subsidiary or other entity that is not an investment company. Please refer to IM Guidance Update 2014-11 related to Investment Company Consolidation and consider revising the consolidation footnote and MD&A disclosure regarding consolidation in future financial statements.

Response: In response to the Staff’s comment, the Company will revise its disclosure related to consolidation in future filings, beginning with its Quarterly Report on Form 10-Q for the quarter ending March 31, 2016 as follows: “In accordance with Article 6 of Regulation S-X, we do not consolidate portfolio company investments. Under the investment company rules and regulations pursuant to the American Institute of Certified Public Accountants Audit and Accounting Guide for Investment Companies, codified in FASB Accounting Standards Codification 946, Financial Services- Investment Companies, we are precluded from consolidating any entity other than another investment company, except that ASC 946 provides for the consolidation of a controlled operating company that provides substantially all of its services to the investment company or its consolidated subsidiaries.” The Company believes this revised disclosure will clarify its historical position, which is consistent with the IM Guidance Update 2011-11.

9.	Comment: Note 2 – Cash and Cash equivalents - What is the composition of “Cash and Cash Equivalents”? If Cash Equivalents consists of investments in money market mutual funds or other investments in securities, please disclose these separately in the Schedule of Investments in future financial statements. Additionally, if any investments are in money market funds, please confirm in supplemental correspondence that the associated acquired fund fees and expenses have been factored into the fee table estimates.

Response: In response to the Staff’s comment, cash and cash equivalents includes $2.6 million in a money market mutual fund as of September 30, 2015 and December 31, 2015. The Company earns a de minimis amount of dividend income on the money market fund each year (yielding approximately 10 bps as of December 31, 2015) and there are no associated acquired fund fees and expenses incurred by the Company in connection with the money market mutual fund. Additionally, the funds are readily available and may be withdrawn at any time. The balance in the money market mutual fund is carried at cost on the Company’s Consolidated Statement of Assets and Liabilities, which approximates fair value. The Company respectfully submits that it is appropriate for it to continue to exclude the money market mutual fund as a separate line item in its Schedule of Investments for the following reasons: (1) the money market mutual fund is not part of

March 17, 2016

the Company’s principal investment strategy and the Company maintains this account solely for the SSBIC license held by its subsidiary, Gladstone Financial Corporation; (2) the Company does not believe that the amount contained within the money market mutual fund is material to its financial statements as a whole; and (3) the Company is concerned that including the money market mutual fund separately in its Schedule of Investments may confuse investors by presenting the money market mutual fund as an important part of the Company’s financial statements and investment strategy. The Company will continue to assess the materiality and composition of cash equivalents and, to the extent such cash equivalents become material to the Company’s financial statements or part of its overall investment strategy, the Company will separately disclose these cash equivalents in its Schedule of Investments.

Page F-47 – Notes to Consolidated Financial Statements – Note 11 - Commitments and Contingencies –

10.	Comment: In future financial statements please disclose the extended fair market value of all commitments and contingencies either in the Schedule of Investments or in the Notes to Financial Statements. See January 2006 AICPA Expert Panel minutes.

Please explain to us and represent to us in supplemental correspondence that the Company reasonably believes that its assets will provide adequate cover to allow it to satisfy all of its unfunded commitments.

Response: In response to the Staff’s comment, the Company confirms that in future filings, beginning with its Quarterly Report on Form 10-Q for the quarter ending March 31, 2016, it will disclose the extended fair market value of all commitments and contingencies in the Notes to the Financial Statements.

The Company confirms that it reasonably believes that its assets will provide adequate cover to allow it to satisfy all of its unfunded commitments. As of December 31, 2015, the Company’s availability under its revolving line of credit was $71.6 million, which is sufficient cover to allow it to satisfy its unfunded commitments in the amount of $14.4 million as of December 31, 2015.

Page F-49 – Notes to Consolidated Financial Statements – Note 12 – Financial Highlights

11.	Comment: The first two expense ratios presented use the term “operating expenses”. In future financial statements please clearly define the term “operating expenses”.

The third expense ratio presented appears to be the expense ratio required by Form N-2 in that it represents total expenses less all fees waived. In future filings, please present this expense ratio as the first ratio listed in the financial highlights as it is the ratio required by Form N-2 and is the actual expense ratio incurred by shareholders during the year. In addition, in future filings, please consider deleting the first two expense ratios since they are not required, are not the expense ratios incurred by shareholders and could be confusing to shareholders.

March 17, 2016

Response: In response to the Staff’s comment, the Company confirms that in future filings, beginning with its Quarterly Report on Form 10-Q for the quarter ending March 31, 2016, it will present the required expense ratio as the first ratio listed in the financial highlights and the Company will delete the two other expense ratios that use the term “operating expenses”.

Page F-51 – Notes to Consolidated Financial Statements – Note 14 – Unconsolidated Significant Subsidiaries

12.	Comment: GFRC Holdings LLC appears in this disclosure as an unconsolidated significant subsidiary. The Schedule of Investments categorizes GFRC as a non-controlled/non-affiliated investment and GFRC did not appear in this footnote disclosure in previous 10-Ks however has been held by the registrant for a number of years.

Please confirm that GFRC is a non-controlled and non-affiliated investment and please inform us of the circumstances that required GRFC’s inclusion in the unconsolidated significant subsidiary disclosure for the year ended 9/30/15 and not in previous fiscal years.

Response: In response to the Staff’s comment the Company confirms that GFRC was a non-control non-affiliated investment as of 9/30/14, 9/30/15 and 12/31/15. However, from January 2015 through a restructure that occurred on September 30, 2015, the Company held GFRC as a control investment and classified it as such in the Company’s Schedules of Investments in its Quarterly Reports on Form 10-Q for the periods ending March 31, 2015 and June 30, 2015. The Company also provided summarized financial information for the unconsolidated significant subsidiary in accordance with rule 10-01(b) for each of the respective Quarterly Reports. Because the Company believes that in accordance with Rule 4-08(g), the significance test presented in S-X 1-02(w)(3) (the “Income Test”) should be applied to investees in years in which an investee is restructured or exited, the Company evaluated GFRC for the annual period ended September 30, 2015 and found that it was a significant subsidiary under the income test and therefore included it within its unconsolidated significant subsidiary disclosure in the Company’s Annual Report on Form 10-K for the year ended September 30, 2015.

In responding to the Staff’s comments, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings with the Commission;

•	The Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to such filings; and

March 17, 2016

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to reach Lori Morgan via phone at 615-742-6280 or via email at lmorgan@bassberry.com or Sehrish Siddiqui via phone at 901-543-5979 or via email at ssiddiqui@bassberry.com with any questions. We look forward to hearing from you soon.

Sincerely,

/s/ Lori B. Morgan

Lori B. Morgan

LBM:jgh